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SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 29 2008
DIVISION OF MARKET REGULATION

ANNUAL AUDITED REPORT
FORM X-17A-5
~~PART III~~

SEC FILE NUMBER
8- 42993

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Cumberland Brokerage Corp.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

(No. and Street)

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGladrey & Pullen

(Name – *if individual, state last, first, middle name*)

(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 31 2008 E
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AK 3/27

OATH OR AFFIRMATION

I, ____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ____, as of ____________________, 20____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

____
Signature

____
Title

____
Notary Public

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Cumberland Brokerage Corporation

Financial Report
December 31, 2007

Cumberland Brokerage Corporation

RECEIVED
2008 FEB 29 PM 12: 52
SEC / M.R

Contents

McGladrey & Pullen
Certified Public Accountants

Independent Auditor's Report

To the Board of Directors
Cumberland Brokerage Corporation
Vineland, New Jersey

We have audited the accompanying statements of financial condition of Cumberland Brokerage Corporation as of December 31, 2007 and 2006, and the related statements of operations, changes in stockholders' equity, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Cumberland Brokerage Corporation as of December 31, 2007 and 2006, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information on page 10 is presented for purposes of additional analysis and is not a required part of the basic financial statements, and the supplementary information on pages 11-12 is required by rule 17a-5 under the Securities Exchange Act of 1934. All of the information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

McGladrey & Pullen, LLP

Blue Bell, Pennsylvania
February 25, 2008

Cumberland Brokerage Corporation

Statements of Financial Condition
December 31, 2007 and 2006

		2007		2006
Assets				
Current Assets				
Cash and cash equivalents	$	7,816	$	6,863
Restricted customer deposits		9,878		2,680
Deposits with clearing organization		51,162		51,162
Investment securities owned		483,978		646,572
Receivables from clearing organizations		15,385		67,358
Other receivables		4,033		2,167
Due from registered representatives		4,802		5,871
Prepaid expenses		7,620		7,455
Total current assets		584,674		790,128
Property and Equipment				
Furniture and fixtures		5,329		5,329
Office equipment		9,817		9,817
Computer equipment		33,560		32,996
		48,706		48,142
Less: accumulated depreciation		44,684		41,942
		4,022		6,200
	$	588,696	$	796,328
Liabilities and Stockholders' Equity				
Current Liabilities				
Payable to clearing organization	$	60,080	$	124,867
Escrow funds		7,905		2,045
Accounts payable and accrued expenses		41,554		81,175
Total current liabilities		109,539		208,087
Commitments (Note 8)				
Stockholders' Equity				
Common stock, $1 par value, 10,000 shares authorized, issued and outstanding, 2007 and 2006		10,000		10,000
Preferred stock, $100 par value, 5,000 shares authorized, -0- shares issued and outstanding		-		-
Additional paid-in capital		1,868,401		1,819,901
Accumulated deficit		(1,399,244)		(1,241,660)
		479,157		588,241
	$	588,696	$	796,328

See Notes to Financial Statements.

Cumberland Brokerage Corporation

Statements of Operations
Years Ended December 31, 2007 and 2006

	2007	2006
Revenues:		
Commissions	$ 898,336	$ 1,093,444
Investor service (12b-1) fees, interest and miscellaneous	40,437	52,933
	938,773	1,146,377
Expenses:		
Operating	1,023,353	1,202,128
Loss before realized and unrealized gains (losses)	(84,580)	(55,751)
Realized and unrealized gains (losses)		
Net realized gains on sale of investment securities	1,277	2,201
Net change in unrealized appreciation (depreciation) of investment securities	(109,281)	8,326
Net loss from operations	(192,584)	(45,224)
Other income, FINRA distribution	35,000	-
Net loss	$ (157,584)	$ (45,224)

See Notes to Financial Statements.

Cumberland Brokerage Corporation

Statements of Changes in Stockholders' Equity
Years Ended December 31, 2007 and 2006

	Common Stock		Preferred Stock		Additional Paid-In Capital Applicable to			
	Shares	Amount	Shares	Amount	Common Stock	Preferred Stock	Accumulated Deficit	Total
Balance, December 31, 2005	10,000	$ 10,000	-	$ -	$ 1,608,901	$ -	$ (1,196,436)	$ 422,465
Capital Contributions	-	-	-	-	211,000	-	-	211,000
Net Loss	-	-	-	-	-	-	(45,224)	(45,224)
Balance, December 31, 2006	10,000	10,000	-	-	1,819,901	-	(1,241,660)	588,241
Capital Contributions	-	-	-	-	48,500	-	-	48,500
Net Loss	-	-	-	-	-	-	(157,584)	(157,584)
Balance, December 31, 2007	10,000	$ 10,000	-	$ -	$ 1,868,401	$ -	$ (1,399,244)	$ 479,157

See Notes to Financial Statements.

Cumberland Brokerage Corporation

Statements of Cash Flows
Years Ended December 31, 2007 and 2006

		2007		2006
Cash Flows from Operating Activities				
Net loss	$	(157,584)	$	(45,224)
Adjustments to reconcile net loss to net cash used in operating activities:				
Depreciation and amortization		2,742		2,756
Net realized gain on sale of investment securities owned		(1,277)		(2,201)
Net change in unrealized (appreciation) depreciation on investment securities owned		109,281		(8,326)
Changes in operating assets and liabilities:				
(Increase) decrease in:				
Restricted cash		(7,198)		14,335
Investment securities owned, net		(3,918)		23,100
Receivables from clearing organizations		51,973		(50,580)
Deposits with clearing organization		-		(1,162)
Other receivables		(1,866)		705
Due from registered representatives		1,069		(2,900)
Prepaid expenses		(165)		1,429
Increase (decrease) in:				
Payable to clearing organization		(6,279)		9,184
Accounts payable and accrued expenses		(22,121)		(134,700)
Escrow funds		5,860		(14,282)
Net cash used in operating activities		(29,483)		(207,866)
Cash Flows from Investing Activities,				
Purchase of property and equipment		(564)		(2,020)
Cash Flows from Financing Activities,				
Capital contributions		31,000		211,000
Increase in cash and cash equivalents		953		1,114
Cash and cash equivalents, beginning		6,863		5,749
Cash and cash equivalents, ending	$	7,816	$	6,863

Supplemental Disclosure of Non-cash Financing Activities:
During 2007, a stockholder paid expenses on behalf of the Company in the amount of $17,500, which have been recorded as capital contributions.

See Notes to Financial Statements.

Note 1. Description of Business and Summary of Significant Accounting Policies

Cumberland Brokerage Corporation (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA").

The Company is incorporated in the State of New Jersey and operates primarily as a securities and bond broker in the Mid-Atlantic region as well as providing annuities, administrative and advisory services to a diverse clientele. Approximately 61% and 64% of the Company's total revenues for the years ending December 31, 2007 and 2006, respectively, were derived from the securities and bond brokerage business, and approximately 26% and 29% of the Company's total revenues were derived from annuities.

Property and Equipment: Equipment is recorded at cost. Depreciation is provided on the straight-line method, generally over a five-year period.

Securities Transactions: Proprietary securities transactions in regular-way trades are recorded on the trade date. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

Investment securities owned are valued at fair market value, based on market quotations.

Gains and losses on the sale of investment securities are computed using the specific identification method.

Income Taxes: The Company has elected "S" Corporation status. Accordingly, any taxable income or loss will be included in the Shareholders' personal income tax return for Federal and State income tax purposes.

Cash and Cash Equivalents: For purposes of reporting in the statements of cash flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days that are not held for sale in the ordinary course of business.

Revenue Recognition: The Company receives commission income in accordance with the terms of agreements with its Clearing Agents and insurance companies (Note 2).

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur. Commissions on annuities are recorded when the entire annuity process is complete, as required by the insurance company, and commissions earned are wired to the Company, net of expenses.

Use of Estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Recent Accounting Pronouncements: The Financial Accounting Standards Board has issued Statement of Financial Accounting Standards ("SFAS") No. 157, *Fair Value Measurements* ("SFAS 157"). SFAS 157 defines fair value, establishing a framework for measuring fair value, and expands disclosures about fair value measurements. The provisions of SFAS 157 are effective for the Company beginning the fiscal year ending December 31, 2008.

Note 1. Description of Business and Summary of Significant Accounting Policies (Continued)

Recent Accounting Pronouncements (Continued): The Financial Accounting Standards Board has issued FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement No. 109* ("FIN 48"). FIN 48 clarifies the accounting for uncertainty in tax positions by requiring the Company to recognize the impact of a tax position in its financial statements if that position would more likely than not be sustained on audit, based on the technical merits of the position. The provisions of FIN 48 are effective for the Company beginning the fiscal year ending December 31, 2008.

The Company has not yet determined the impact, if any, that adopting SFAS 157 and FIN 48 will have on its financial statements.

Note 2. Transactions with Clearing Agents

The Company has a clearing agreement with a Clearing Agent for the primary purpose of clearing its customers' securities transactions on a fully disclosed basis. The Clearing Agent reflects all such transactions on its books and records them in accounts it carries in the names of such customers (Note 7). Accordingly, the Company does not hold funds or securities for, or owe funds or securities to, its customers. The Company is currently exempt from the requirements to maintain a "Special Reserve Account for the Exclusive Benefits of Customers" under provisions of SEC Rule 15(c)3-3 based on Paragraph k(2)(i) of the rule. The Company is also exempt from Rule k(2)(i) for its money market program (Note 3) and Certificate of Deposit Program (Note 4). The agreement with the Clearing Agent generally provides for clearing charges at fixed rates multiplied by the number of tickets traded by the Company plus certain other transaction fees as defined.

The agreement with Clearing Agent requires the Company to maintain a minimum clearing deposit of $50,000.

The amount payable to the Clearing Agent is collateralized by one of the Company's investment accounts with its Clearing Agent, containing a mutual fund, and municipal bond, with a fair market value of $130,828 at December 31, 2007 and $121,441 at December 31, 2006. In addition, the amount payable to the Clearing Agent is also collateralized by one of the Company's broker representative's personal accounts with the Clearing Agent at December 31, 2006.

Note 3. Cash and Cash Equivalents and Restricted Customer Deposits

Cash and cash equivalents and restricted customer deposits at December 31, 2007 and 2006, consists of:

	2007	2006
Cash and cash equivalents		
Demand deposits	$ 7,816	$ 6,843
Money market accounts	-	20
	7,816	6,863
Restricted customer deposits		
Wire accounts	201	1,702
Certificate of Deposit ("CD") Participation Fund	9,677	978
	9,878	2,680
	$ 17,694	$ 9,543

Note 3. Cash and Cash Equivalents and Restricted Customer Deposits (Continued)

The balances in the wire accounts primarily represent restricted customer funds deposited overnight with the Company for subsequent investment in the money market programs. As of December 31, 2007 and 2006, the Company had recorded an offsetting liability for customer funds held in the Company's wire account of $2 and $1,502, respectively.

The CD Participation Program represents: (1) restricted customer funds transmitted to the Company for subsequent investment in the CD Program (Note 4), (2) interest received and due to customers on jumbo CDs associated with the CD Program (Note 4) and (3) excess interest and administrative fees earned by the Company on the money market account associated with the CD Program (Note 4). As of December 31, 2007 and 2006, the Company had recorded an offsetting liability for customer funds held in the CD Participation Fund of $7,903 and $542, respectively.

Note 4. Certificate of Deposit Program

The Company offers a CD Program in which customer funds are combined to purchase jumbo CD's with various banks. The Company has established a special escrow account with a Bank for the benefit of its customers. Pursuant to Regulatory Authority directive, the Company does not record the purchase of the jumbo CD's on its books or financial statements. The Company instructs its clients to make checks payable to the order of the Escrow Agent. When sufficient funds have accumulated, a jumbo CD is purchased in the name of the Escrow Agent. Interest payments and principal, upon maturity, are sent to the Escrow Account to be distributed to the Company's customers.

Note 5. Investment Securities Owned

At December 31, 2007 and 2006, the Company's investment securities included the following:

	2007 Market Value	2006 Market Value
Various marketable equity securities, at market value	$ 256,313	$ 353,915
Municipal securities, at market value	73,982	138,622
Mutual funds, at market value	153,683	154,035
	$ 483,978	$ 646,572

Note 6. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At both December 31, 2007 and 2006, the Company's minimum net capital requirement was $100,000. At December 31, 2007 and 2006, the Company had net capital of $379,157 and $453,347, respectively. The Company had excess net capital of $279,157 and $353,347 at December 31, 2007 and December 31, 2006, respectively. The Company's net capital ratio was 0.14 to 1 and 0.20 to 1 as of December 31, 2007 and 2006, respectively.

Note 7. Off-Balance Sheet Risk and Concentrations of Credit Risk

As discussed in Note 2, the Company's customers' securities transactions are introduced on a fully-disclosed basis with its Clearing Agent. The Clearing Agent carries all of the accounts of the customers of the Company and is responsible for execution, collection of and payment of funds and, receipt and delivery of securities relative to customer transactions. Off-balance sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein the Clearing Agent may charge any losses it incurs to the Company. The Company seeks to minimize this risk through procedures designed to monitor the creditworthiness of its customers and ensure that customer transactions are executed properly by the Clearing Agents.

The Company maintains its cash in bank deposit accounts, which, at times, may exceed Federally insured limits. The Company has not experienced any losses in such accounts.

At December 31, 2007 and 2006, respectively, approximately 73% and 95% of the Company's total investment securities were comprised of one marketable security, one corporate bond, and one mutual fund.

Note 8. Commitments

The Company is subject to the following future minimum rental commitments under operating leases for office facilities, and automobiles, as follows:

Years Ending December 31,		
2008	$	10,514
2009		807
	$	11,321

Rent expense for office facilities was $9,875 and $10,000, respectively for the years ending December 31, 2007 and 2006.

Note 9. Other Income

Other income includes $35,000 received from FINRA as a one time cost savings resulting from the consolidation of the National Association of Securities Dealers and New York Stock Exchange Member Regulation.

Cumberland Brokerage Corporation

Schedules of Operating Expenses
Years Ended December 31, 2007 and 2006

	2007	2006
Operating Expenses		
Advertising	$ 350	$ -
Automobile	10,119	11,237
Bank charges	1,200	1,470
Clearing fees	90,344	98,799
Commissions	608,740	749,859
Depreciation and amortization	2,743	2,756
Dues and subscriptions	2,122	2,044
General insurance	12,262	9,907
Health insurance	40,765	37,186
Legal and accounting fees	26,651	57,611
Miscellaneous	3,106	1,240
Office	7,088	17,733
Online service fees	-	102
Payroll	135,966	133,972
Payroll taxes	18,846	21,153
Postage	4,474	6,514
Regulatory fees	18,047	14,119
Rent	9,875	10,000
Research and pricing	11,213	9,166
Telephone	18,872	16,611
Travel and entertainment	570	649
Total operating expenses	$ 1,023,353	$ 1,202,128

Cumberland Brokerage Corporation

Computation of Net Capital Under Rule 15(C)3-1 of the Securities and Exchange Commission
Year Ended December 31, 2007

Net Capital	
Total stockholders' equity qualified for net capital	$ 479,157
Deductions:	
Non-allowable assets	
Insurance commissions receivable	1,462
Due from registered representatives	4,802
Prepaid expenses	7,620
Property and equipment	4,022
Total deductions	17,906
Net Capital Before Haircuts on Securities Positions	461,251
Haircuts on Securities	81,926
Net capital	$ 379,325
Aggregate Indebtedness	
Items included in Statement of Financial Condition	
Payable to clearing organization	2,909
Escrow funds	7,905
Accounts payable and accrued expenses	41,554
Total aggregate indebtedness	$ 52,368
Computations of Basic Net Capital Requirements	
Minimum Net Capital Required (greater of $100,000 or 6 2/3% of aggregate indebtedness)	$ 100,000
Excess of net capital	$ 279,325
Ratio of aggregate indebtedness to net capital	0.14 to 1

(Continued)

Cumberland Brokerage Corporation

Computation of Net Capital Under Rule 15(C)3-1 of the Securities and Exchange Commission (Continued)
Year Ended December 31, 2007

Differences between the above computation and the computation included in the Company's corresponding unaudited Form X-17-a-5, Part IIA filing, as originally fled for 2007, are as follows:

Net capital per unaudited Form X-17-a-5, Part IIA filing	$	361,527
Adjustment of retained earnings based on final adjusting entries		23,795
Adjustment of non-allowable assets		(6,515)
Adjustment of undue concentration		518
Net capital per calculation above	$	379,325

McGladrey & Pullen
Certified Public Accountants

Independent Auditor's Report on Internal Control

To the Board of Directors
Cumberland Brokerage Corporation
Vineland, New Jersey

In planning and performing our audit of the financial statements of Cumberland Brokerage Corporation. (the "Company") as of and for the year ended December 31, 2007, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control), as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following

(1) Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.

(2) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or a combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. However, we noted the following deficiency in internal control that we consider to be a material weakness as defined above. The Company has minimal segregation of duties due to the small size of the Accounting Department. This condition was considered in determining the nature, timing, and extent of the procedures performed in our audit of the financial statements of Cumberland Brokerage Corporation as of and for the year ended December 31, 2007, and this report does not affect our report thereon dated February 25, 2008.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures as described in the second paragraph of this report were not adequate at December 31, 2007 to meet the SEC's objectives due to minimal segregation of duties as described in the preceding paragraph.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

McGladrey & Pullen, LLP

Blue Bell, Pennsylvania
February 25, 2008

END